Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

OFFIX-USA LLC
1200 N Ashland Ave
Chicago, IL 60622
offix-usa.com

Up to $1,070,000.00 in Common Units at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: OFFIX-USA LLC
Address: 1200 N Ashland Ave, Chicago, IL 60622
State of Incorporation: IL
Date Incorporated: August 30, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Units
Offering Maximum: $1,070,000.00 | 107,000 shares of Common Units
Type of Security Offered: Common Units
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $200.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Common Units Offered subject to adjustment for bonus units. See Bonus info below.

Company Perks *

Early Bird

Friends and Family - First 72 hours | 15% bonus units

Super Early Bird - Next 72 hours | 10% bonus units

Early Bird Bonus - Next 7 days | 5% bonus units

Volume

Tier 1 perk - ($1000 +) Offix T-Shirt

Tier 2 perk - ($5,000+) 5% off annual subscription to an Offix office space

Tier 3 perk - ($10,000+) 15% off annual subscription to an Offix office space

All perks that occur when the offering is complete must be added right below the company perks.

<u>The 10% StartEngine Owners' Bonus</u>

OFFIX will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine unitholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 common units at $10.00 / unit, you will receive 110 common units, meaning you'll own 110 common units for $1,000. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

OFFIX provides private offices and studio spaces in a residential neighborhood, equipped with what entrepreneurs need to grow their business in a clean and safe environment. Our tenants have money, work close to home, and cut overhead costs. The primary sectors we focus on are haircare, manicure/pedicure, fitness, massage, art classes, and other cosmetic work.

Our tenants bring in all of their own equipment they need to service clients, which allows us to reduce operational costs and offer lease agreements with much lower rent prices. We rent our spaces from landlords using minimum 10-year lease terms, which allows us to access lower prices. Lior David is the Principal and CEO.

Competitors and Industry

<u>Industry</u>:

Co-Work Space. This industry has a total market size of $1.6 trillion. The annual growth rate of this industry is approximately 21.3%.

<u>Competition</u>:

Competitor 1; WeWork: WeWork is the largest name in the co-work space. However, WeWork does not offer spaces designed specifically for hands-on, client-facing businesses.

Competitor 2; SalonLoft: SalonLoft offers only one type of studio space, suitable for hair care, but not for any of the other categories that Offix accommodates.

Offix currently has 4 branches working, 2 more branches with signed agreements, and one branch that we are in the middle of renovation (should be open in approximately 3 months). In addition, we have another partnership agreement with a major mall company in the United States to open a branch on a partnership outline.

Current Stage and Roadmap

<u>Current Stage</u>

We currently have 3 operational branches, with one location focused on the studio model. We have about 60 tenants in total.

We also have 2 more branches with signed agreements, and one branch that we are in the process of renovating (should open in 3 months), and another partnership agreement with a major mall company in the United States to open a branch on a partnership outline. By the end of 2021, we believe we will have 5 new branches open in the Miami area.

<u>Future Roadmap</u>

Our plan is to open and operate at least 14 additional branches throughout Chicago and Miami within the next 12 months. From there, the focus will be on ensuring the profitability of all locations, at which point we will expand into the L.A. market.

The Team

Managers

Name: Lior David

Lior David's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Office (CEO)
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Final decision maker in all matters of running the company. Salary is 12k

Other business experience in the past three years:

- **Employer:** Beautiful Place
  Title: Co-founder
  Dates of Service: January 01, 2020 - Present
  Responsibilities: On the board of the company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company ″OFFIX USA ″ involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. There is always the risk that the work from home shift will continue even after COVID is no longer a factor, which would damage our ability to bring in tenants.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be

resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with No Voting Rights
The investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Co working space is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Closing of the Country

The biggest risk is that they will close the country again and not let people go to work, these are just working from home , In addition because there are a lot of vacant offices the building owners may lower a price and compete in the work spaces

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Lior David (50% of Offix; 14% of Office Complexes Ltd.)	570,183	Common Units	57.0
Office Complexes Ltd. (Kan Bonim owns 77.98% of Office Complexes Ltd., or 25% of Offix)	400,000	Common Units	40.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Units.

Common Units

The amount of security authorized is 1,200,000 with a total of 1,000,000 outstanding.

Voting Rights

There are no voting rights associated with Common Units.

Material Rights

There are no material rights associated with Common Units.

What it means to be a minority holder

As a minority holder of OFFIX USA LLC of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $1,000,000.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Expansion, opening of branches, building marketing infrastructure
  Date: January 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Currently, OFFIX runs 3 operational branches in Chicago and its surrounding area. A lease has been signed for the 4th Chicago location and will be operational within the next 3 months. By the end of 2021, we believe an additional 5 locations in the Miami area will also be opened and become operational. In 2019 OFFIX opened 2 locations and received $180,000 of signed leases from tenants. In 2020, we opened an additional 2 locations for a total of 4 operational branches. In 2020 there were $500,000 committed in lease agreements and about $350,000 in total revenues. The main change is that we had more tenants in 2020 compared to 2019.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION

General:

The company was established at the end of 2018, and started operations at the end of 2019. In 2019, the main activity consisted of searching for suitable properties, signing lease agreements with two property owners (OFFIX Pilsen and OFFIX Wicker Park), building the brand, legal agreements, recruiting, building the marketing infrastructure, importing dedicated furniture, and more.

2019:

Revenue in 2019 was $45,000 with the beginning of activity in the middle of the last quarter of 2019 and two open locations. The revenue commitment was about $180,000 (long-term tenant rental agreements), with 10% growth month-to-month.

The main investment in marketing and sales was in brand building, social networking, collaboration activities, and training for employees and freelancers.

2020:

Revenue in 2020 amounted to $425,081. The revenue continued growing steadily in the first few months of the year before COVID-19 hit. The revenue decreased significantly during the lockdown period. Customers started slowly returning from the month of July with an increase in revenue of 10-15% every month.

We explain this as follows:

1. After the first panic people began to slowly return to their routine and realized that they need to get back to work.

2. It is difficult to work from home for an extended period of time

3. A new market of customers has opened up for us (those who will sit in coffee places, employees of large companies, etc.)

4. We are accustomed to the new situation.

5. Our customer profile diversified.

In addition, during 2020 we opened two more branches and signed lease agreements with 2 additional building owners and an agreement to partner with a large mall company in the US.

Historical results and cash flows:

Investors should expect cash flows to increase in 2021 and subsequent years as we open more locations, as well as due to the fact that our existing locations from previous years will be close to full occupancy.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Capital resources currently available include the following:

The company has customers with long term agreements.

The owner of the company has provided a loan to the company and is willing to explain more if necessary.

Business partners (property owners who provide money for construction and renovation)

Shareholder Loans.

Investors.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The main purpose of these funds is to expand into another market (Florida) and improve its operations (development of management systems and smart operations).

In addition to these funds, we are making an organizational change to expand the activity with the help of collaborations with the property owners to be part of the

investment in establishing the branches.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds raised will mainly be used to expand the activity to another area (Florida) 50% of that will be made up from the crowdfunding campaign and 50% from the company and business partners' existing funds.

Without this raising, we can not expand and open new branches with existing capital in the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe that if we raise the minimum with smart and focused marketing, we can increase the revenue if the pace of growth and the situation in the market continues as it is today.

This can give us the ability to cover set-up costs and continue to expand slowly. As long as there are no radical changes in the market, we expect continued growth.

But at the same time, we will not be able to develop and invest in products to promote the company, which will lower our market advantage.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe that with the maximum amount we will be able to open another 8-10 new branches and increase the company's profitability by approximately 200%.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Future financing sources are business partners (building owners), Owner loans, and contemplated future capital raises.

Indebtedness

- **Creditor:** Lior David
  Amount Owed: $766,201.00

Interest Rate: 5.0%
Maturity Date: January 01, 2024

- **Creditor:** Office Complexes Ltd.
  Amount Owed: $150,000.00
  Interest Rate: 5.0%
  Maturity Date: January 01, 2024
  During the year ended December 31, 2019, a company commonly owned by the Company's managing member loaned $150,000 to the Company bearing an interestrate of 5% per annum with a scheduled maturity date of January 1, 2024.

Related Party Transactions

- **Name of Entity:** Lior David
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Lior David is the owner and CEO of the company
  Material Terms: $766,201 owner's Loan for 5 years at an interest rate of 5% per annum with a scheduled maturity date of January 1, 2024.

- **Name of Entity:** Office Complexes Ltd.
  Names of 20% owners: Kan Bonim Ltd.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Kan Bonim has similar activities in the Middle East, and this is a cooperation between the companies. The transaction is to take advantage of the collaboration, to learn from each other, and open new products and services together. The management of the activity in the United States and Europe is carried out separately.
  Material Terms: a company commonly owned by the Company's managing member loaned $150,000 to the Company bearing an interest rate of 5% per annum with a scheduled maturity date of January 1, 2024.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

This is the calculation reached based on our current operations, assuming we are successful in opening and operating 14 additional branches in Chicago and Miami.

Offix's first fundraiser was at a value of $5M. Since that time, the amount of revenue and branches has tripled, the growth rate is increasing every month, and at the moment, there is already an existing activity and a system that works (it is recruitment for expansion and not establishment)

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  digital marketing

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  80.0%
  To enter lease agreements on additional spaces

- *Marketing*
  10.0%
  Digital marketing to bring on new tenants

- *Marketing*
  6.5%
  Day to day maintenance

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than November 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at offix-usa.com (offix-usa.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/offix

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OFFIX-USA LLC

[See attached]



OFFIX USA LLC
An Illinois Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

OFFIX USA LLC

Years Ended December 31, 2019 and 2018

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Offix USA LLC
Chicago, Illinois

We have reviewed the accompanying financial statements of Offix USA LLC ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and changes in member's equity, and cash flows for the period from August 30, 2018 (inception) ended December 31, 2018 and year ended December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

January 12, 2021

OFFIX USA LLC

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 145,161	$ -
Total current assets	145,161	-
Property and equipment, net	539,319	-
Deposits	165,400	-
Total assets	$ 849,880	$ -
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 69,699	$ -
Accrued expenses	10,108	-
Tenant deposits	14,921	
Accrued interest	44,947	-
Total current liabilities	139,675	-
Deferred rent	53,390	-
Lease incentive liability	247,834	-
Related party notes payable, noncurrent portion	916,201	-
Total liabilities	1,357,100	-
Commitments and contingencies (Note 6)	-	-
Member's equity		
Member contributions	1,000	-
Accumulated deficit	(508,220)	-
Total member's equity	(507,220)	-
Total liabilities and member's equity	$ 849,880	$ -

See independent accountants' review report and accompanying notes to the financial statements.

OFFIX USA LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

For the year ended December 31, 2019 and

the period from August 30, 2018 (inception) through December 31, 2018

(unaudited)

	2019	2018
Rental income	$ 28,959	$ -
Total revenue	28,959	-
Operating expenses		
Rent	154,065	-
Professional fees	82,377	-
General and administrative	74,128	-
Advertising and marketing	59,460	-
Travel	55,490	-
Payroll and related expenses	51,337	-
Depreciation and amortization	15,375	-
Total operating expenses	492,232	-
Loss from operations	(463,273)	-
Other income (expense)		
Interest expense	(44,947)	-
Total other income (expense)	(44,947)	-
Net loss before income taxes	(508,220)	-
Provision for income taxes	-	-
Net loss	$ (508,220)	$ -
Changes in member's equity		
Beginning member's equity	$ -	$ -
Capital contributions	1,000	-
Distributions to member	-	-
Net loss	(508,220)	-
Ending member's equity	$ (507,220)	$ -

See independent accountants' review report and accompanying notes to the financial statements.

OFFIX USA LLC
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2019 and
the period from August 30, 2018 (inception) through December 31, 2018
(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (508,220)	$ -
Adjustments to reconcile net loss to net cash		
provided (used) by operating activities:		
Depreciation and amortization	15,375	-
Changes in operating assets and liabilities:		
Accounts payable	69,699	-
Accrued expenses	10,108	-
Tenant deposits	14,921	
Accrued interest	44,947	
Deferred rent	53,390	-
Net cash used by operating activities	(299,780)	-
Cash flows from investing activities		
Payments for the purchase of fixed assets	(554,694)	-
Leasehold improvement incentive	247,834	-
Deposits paid on long term leases	(165,400)	-
Net cash used by investing activities	(472,260)	-
Cash flows from financing activities		
Proceeds from member contributions	1,000	-
Proceeds from related party notes payable	916,201	-
Net cash provided by financing activities	917,201	-
Net decrease in cash and cash equivalents	145,161	-
Cash and cash equivalents, beginning	-	-
Cash and cash equivalents, ending	$ 145,161	$ -
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

5

OFFIX USA LLC
NOTES TO THE FINANCIAL STATEMENTS
For the period from August 30, 2018 (inception) ended December 31, 2018 and
the year ended December 31, 2019
(unaudited)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Offix USA LLC ("the Company") is a limited liability company organized August 30, 2018 under the laws of the state of Illinois and is headquartered in Chicago, Illinois. The Company provides boutique business space solutions by providing private spaces, amenities, and community designed to help take customers' businesses to the next level.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

OFFIX USA LLC
NOTES TO THE FINANCIAL STATEMENTS
For the period from August 30, 2018 (inception) ended December 31, 2018 and
the year ended December 31, 2019
(unaudited)

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged, or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Lease Incentive Liability

The Company records payments made to or on behalf of the Company for leasehold improvements on leased property as a lease incentive liability. The leasehold incentive liability is subsequently recognized as a reduction to rental expense on a straight-line basis over the term of the related lease.

Advertising costs

The Company's advertising costs are expensed as incurred. During the year ended December 31, 2019 and the period from August 30, 2018 (inception) through December 31, 2018, the Company recognized $59,460 and $0 in advertising costs, respectively, recorded under the heading 'Advertising and marketing' in the statements of operations.

OFFIX USA LLC
NOTES TO THE FINANCIAL STATEMENTS
For the period from August 30, 2018 (inception) ended December 31, 2018 and
the year ended December 31, 2019
(unaudited)

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its member in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Wyoming jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2020. The Company is in the process of evaluation the impact of ASU 2016-02 on the Company's consolidated financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through January 12, 2021, the date these financial statements were available to be issued.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $508,220 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

OFFIX USA LLC
NOTES TO THE FINANCIAL STATEMENTS
For the period from August 30, 2018 (inception) ended December 31, 2018 and
the year ended December 31, 2019
(unaudited)

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2019	2018
Leasehold improvements	$ 444,296	$ -
Furniture and equipement	110,398	
	554,694	-
Accumulated depreciation	(15,375)	
Property and equipment, net	$ 539,319	$ -

Depreciation expense for the year ended December 31, 2019 and period from August 30, 2018 (inception) through December 31, 2018, was $15,375 and $0, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2019, the Company's managing member contributed funds for operations in the amounts of $1,000. The managing member also loaned $766,201 to the Company during the year ended 2019 bearing an interest rate of 5% per annum with a scheduled maturity date of January 1, 2024. The Company's managing member controlled 100% of outstanding equity as of December 31, 2019.

During the year ended December 31, 2019, a company commonly owned by the Company's managing member loaned $150,000 to the Company bearing an interest rate of 5% per annum with a scheduled maturity date of January 1, 2024.

The Company recognized interest expense of $44,947 and $0 on related party notes payable during the year ended December 31, 2019 and the period from August 30, 2018 (inception) through December 31, 2018, respectively.

NOTE 5 – OPERATING LEASE

The Company leases certain office space to be used in operations.

OFFIX USA LLC
NOTES TO THE FINANCIAL STATEMENTS
For the period from August 30, 2018 (inception) ended December 31, 2018 and
the year ended December 31, 2019
(unaudited)

Future minimum lease payments under operating leases as of December 31, 2019 were as follows:

2020	$	320,788
2021		325,003
2022		337,471
2023		347,595
2024		358,023
Thereafter		2,005,183

For the year ended December 31, 2019 and the period from August 30, 2018 (inception) ended December 31, 2018, the Company recognized rent expense of $154,065 and $0, respectively. A lease incentive liability of $247,834 was recorded as of December 31, 2019 for reimbursements made to the Company for leasehold improvements on leased property. The leasehold incentive liability is to be subsequently recognized as a reduction to rental expense on a straight-line basis over the term of the related lease.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for 2020 and in future years or in its ability to adequately raise the funding required to meet its operational goals.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

OFFIX
Office and Studio Solutions



OFFIX
Boutique pr... e and smart
solutions ... usinesses

⊘ **Website** | 📍 Chicago, IL | **PROFESSIONAL SERVICES**

OFFIX Studio provides affordable, all-inclusive studio spaces and smart solutions for service providers who want to operate an independent business and nurture their own client relationships.

$15,328 raised ⓘ

27 Investors	**$10M** Valuation
$10.00 Price per Share	**$200.00** Min. Investment
Units Security Type	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

⚡ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates[1]   Comments

♡ Follow

Reasons to Invest

- Already achieved an approximate 28% monthly profit margin since launch in July 2020, despite COVID-19.

- By reducing overhead OFFIX brings down costs substantially, enabling their customers to start their businesses for less than $1,000.

- Offix already has one profitable branch in Chicago with many satisfied customers, and they are working to expand that model to more locations.

Rewards

Get rewarded for investing more int

$200+
Investment

StartEngine Owner's Bor

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

OVERVIEW

Studio spaces and smart solutions made simple

We wholeheartedly believe that anyone willing to take the leap of faith to start a small business should have every opportunity to succeed. Too often, entrepreneurs can't get off the ground because of upfront costs that prevent them from launching. When we started this firm about 2 years ago, we looked at the city of Chicago in a new way. We see untold numbers of folks bursting with creativity, energy, and passion. We want to unlock their potential by making sure they can access a clean, affordable, and safe studio space to scale their enterprise.



OFFIX
Studio
STUDIO SPACES AND SMART SOLUTIONS TO DIFFERENT KINDS OF SERVICE PROVIDERS

Our Goal



Maximum Flexibility



Simple-To-Use

Local Working Space



Different from the rest of the players in the market for its **location strategy** and **simplified business model.**



The owners and founders have **already implemented this model successfully in Chicago.**

$1,000+

Investment

Tier 1 perk

($1000 +) Offix T-Shirt

$5,000+

Investment

Tier 2 perk

($5,000+) 5% off annual subscripti
an Offix office space

$10,000+

Investment

Tier 3 perk

($10,000+) 15% off annual subscrip
an Offix office space

 Our goal is to **operate 50 branches** across the United States.

 Our short-term business plan is to open **6 OFFIX Studio branches** around **Chicago in 2021.**

THE PROBLEM

The cost of opening a small business is way too high

Thousands of folks in U.S cities such as Chicago and Miami have the creativity and skills to launch a successful small business, but lack the finances required to begin. The average cost to open a small business is at least $30,000 (Source). To rent a storefront or full studio space is out of the realm of possibility for so many, and as a result, many people give up on their dreams prematurely.



The World's Next Important Business Cannot Afford

$30K

THE SOLUTION

We provide spaces with low overhead and

We provide spaces with low overhead and reduced costs



At OFFIX, we offering people in the graphics, cosmetology and fitness industries a professional and safe studio space, where their clients and customers feel comfortable. By reducing overhead we bring costs down substantially, enabling our customers to get going with a space for less than $1,000. This allows the small businesses we partner with to grow alongside us.


OFFIX
BODYCARE
BEAUTY

A local space with perks, waiting lounges, & kitchen facilities



A wide variety of client availability that allows more business opportunities to the members



Digital business management tools to help members manage & grow their business at their own terms

THE MARKET

We're operating within a unique market space

Our market consists of a wide range of small businesses in fields such as design, graphics, cosmetology, fitness, crafts and much more. The market in Chicago is worth $250,000,000 USD (which is a conservative estimate) (Source).



OUR TRACTION

One successful location down, many more to go!

We have one profitable branch in Chicago with many loyal clients, and we are working to expand that model to more locations. We have an agreement with our landlords, which states that if COVID prevents us from filling our spaces, then our rent payments will be FROZEN (which massively reduces risks for our investors).

OFFIX STUDIO

Pilsen

 917W 18th St, Chicago IL

 6,940 Sqft – 24 Offices



 **Opened July 2020 – Occ. 79%**



> " As a startup dental lab, the amenities, the staff, the place itself makes me never want to leave work, it fits perfectly the vision I had for a place I could call a second home and not just another job.



PAUL RODRIGUEZ
Monsie 3D Lab

> " If you want to rent space or meeting your client, this is the best location I personally recommend. The building is warming & the best aspect has been the friendly & accommodating staff.



JAQUESZIAN DUKES
Body Within You

> " I love this place. The building is clean & modern. My clients like coming here. Management always works to help improve the quality of the building & businesses...This is a great place for small business or an entrepreneur.



ARIANA ANDREWS
Allure Beauty Lounge

Allure Beauty Lounge

These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

WHAT WE DO

We take care of the details, so you can focus on the heart of your business

OFFIX Studio provides a wide range of studio spaces in various sizes, flexible lease terms, immediate studio activity for members, competitive pricing, business management tools, and support, fast lease agreement handling, and all the benefits of owning a business without the risk.

YOUR PERFECT SIZE

Spaces For Success









Small Private Studio

Medium Private Studio

Large Private Studio

Our buildings are equipped with waiting lounges and kitchen facilities and we provide our customers with services such as digital business management tools and a wide variety of client availability to help their businesses grow.

Our spaces are suitable for a wide range of potential clients such as medical specialists, tutors, florists, design services, health and wellness spas, private gyms and so much more!

DESIGNED TO HELP YOU

Achieve Your Dream

Wide variety of Immediate Business tools


Wide variety of studio spaces
Immediate studio activity
Business tools & support
Flexible lease terms
Competitive pricing


Fast lease agreement handling
Everything in the same place
Studio plans to fit your needs
Benefits of owning a business w/o the risk

THE BUSINESS MODEL

Working with an untapped market and growing profit margins as we expand

Pricing Plans For Customers

Private Studio	Private Studio	Private Studio
1 person starting at	2-3 people starting at	4-6 people starting at
$600/mo	$1200/mo	$3300/mo

Based on our data, we estimate that our branches will become profitable after 4 months of activity at 50% occupancy. Despite the setbacks of the COVID pandemic, we've achieved an approximate 28% monthly profit margin in the last 3 months, and we believe these margins will only continue to grow over time.

Offix Business Facts



Branches become **profitable after 4 months** of activity at 50% occupancy



Offix's aim is to operate **50 branches on it's 5th year**

HOW WE ARE DIFFERENT

The joy of opening a small business without the hassle and nitty gritty

While most standard private spaces require an average of $45,000 for planning, renovation, furniture and equipment, OFFIX takes care of all of these details, including them in the total price. Everything from cleaning, insurance and internet to food/drink to reception is included as well, enabling small business owners to start operating immediately.



Offix Includes All The Amenities You Need, Including:


Planning & Renovation


Furniture & Equipment


Cleaning, Insurance, Internet


Food & Drink


Property Manager


Start Immediately


Responsive Website

THE VISION

As we expand our model, starting a small business will be more accessible for entrepreneurs nationwide!

Our fundamental thesis is that if starting a small business was significantly less expensive at the beginning, many more people would do it! We plan to have 8 fully operational branches by the end of 2021, and 15 by the end of 2022.

As long as we continue to reduce our own overhead costs, we can keep prices low for our members. With one successful location in Chicago, we are working to open more locations, first in Chicago and then Miami, as well as Los Angeles, by the end of 2023. Ultimately, our aim is to have 50 branches across the United States in operation by our fifth year.



2021

8 Branches

2022

15 Branches

2023

Miami + LA

2025

50 Branches



OUR LEADERSHIP

Leadership with a track record of success

Our founder has already launched 3 successful businesses that are currently operating, so we have a proven track record of success. Beyond that, our team is already in place from management to sales to marketing and maintenance. We are not launching a new business, but rather we're using an existing, efficient team to expand an enterprise that's already successful.

WHY INVEST

We are ready for the next phases of growth

OFFIX Studio is targeting a huge untapped market with immense potential for growth and steady revenue. Our Chicago location has proven to be a success in just a few months since its launch. With your support, we are gearing up for expansion first in Chicago and then across the country, with a continued focus on small businesses owners who are people of color. We know that our future clients will love and benefit from our business model just as much as our current members do, and we can't wait for you to be a part of it, too!


EXIT
OFFIX



Meet Our Team



Lior David

CEO

Lior has a master's degree in business management. He has extensive experience and knowledge for entrepreneurship and modern marketing which brings innovation to the real estate industry.

Co-founder and owner of Beautiful Place, a company that provides beauty and skincare services.











Kineret Karin

Valerie Baez

Jessica Towns

Reut May

Kineret Korin
Sales Manager
Kineret is responsible for sales management and meetings with clients. By creating processes to increase sales, Kineret manages the entire sales cycle from inbound to outbound strategies.

Valeria Baez
Public Relations and Communications
Valeria is responsible for partnerships with brokers, community engagement, and social media. Her focus on community partnerships and outreach increases brand awareness in our markets. Valeria creates content for all of OFFIX's marketing channels.

Jessica Towns
Marketing Manager
Jessica is responsible for managing the promotion and positioning of OFFIX. She builds the marketing strategy, manages the execution, and analysis. Her background involves national marketing for a franchise brand developing local campaigns for franchisees to build relationships and increase sales.

Reut May
Administrative Manager
Reut is responsible for managing suppliers, partners, payments, and collection. She is responsible for various tasks including HR, meeting logistics, and finance.



Jesse Alvarez
Maintenance Manager
Jesse manages maintenance of all OFFIX locations. He manages all maintenance requests for members such as painting, arranging furniture, and working with contractors for new locations. He ensures that all contractors are equipped with appropriate materials and following building requirements.



Daniel Cedillo
Operations Manager
Daniel is responsible for streamlining operations to scale OFFIX . By creating processes for onboarding and office management, Daniel speeds up the process from contract to renewals. He also handles customer service to ensure our current members are happy.

Offering Summary

Company : OFFIX-USA LLC

Corporate Address : 1200 N Ashland Ave, Chicago, IL 60622

Offering Minimum : $10,000.00

Offering Maximum : $1,070,000.00

Minimum Investment Amount (per investor) : $200.00

Terms

Offering Type : Equity

Security Name : Common Units

Minimum Number of Shares : 1,000

Offered : 1,000

Maximum Number of Shares Offered : 107,000

Price per Share : $10.00

Pre-Money Valuation : $10,000,000.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Common Units Offered subject to adjustment for bonus units. See Bonus info below.

Company Perks*

Early Bird

Friends and Family - First 72 hours | 15% bonus units

Super Early Bird - Next 72 hours | 10% bonus units

Early Bird Bonus - Next 7 days | 5% bonus units

Volume

Tier 1 perk - ($1000 +) Offix T-Shirt

Tier 2 perk - ($5,000+) 5% off annual subscription to an Offix office space

Tier 3 perk - ($10,000+) 15% off annual subscription to an Offix office space

All perks that occur when the offering is complete must be added right below the company perks.

The 10% StartEngine Owners' Bonus

OFFIX will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine unitholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 common units at $10.00 / unit, you will receive 110 common units, meaning you'll own 110 common units for $1,000. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

OFFIX Pilsen Reaches 100% Capacity

3 days ago

Today, OFFIX filled its last available studio space in Pilsen thus reaching full capacity. In addition to filling the space, there is a waiting list of Pilsen residents seeking smaller private space.

We attribute this success to the growing need for entrepreneurs to reduce costs and utilize space to better fit their business. Our focus on local neighborhoods has shown to be of high value to freelancers and professionals who hate commuting downtown. The days of the normal workweek are over since companies are offering subsidies for their employees to work from home or their own private office.

OFFIX has plans to grow to 15 locations in Illinois and Florida by the end of the year. We will be announcing new locations within the next week along with partnerships with property owners to help the expansion of OFFIX.

Learn more about OFFIX and its expansion strategy on our StartEngine campaign here.

END OF UPDATES

Comments (12 total)

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John F. `SE OWNER` `27 INVESTMENTS` `INVESTED` 18 days ago

This seems to be a great idea and solves a common problem. I think it has a great future and wish it were available for small business owners in my area.

> **Lior David** - **OFFIX** 3 days ago
>
> Thank you, John! We are seeking investment in order to provide this solution for many small businesses and individuals across the country. Thank you for supporting our mission!

Daniel C. 24 days ago

OFFIX is the best option to use for starting a small business. I have seen so many different spaces for people to start a business and I have friends that have struggled in the past to find an affordable space. I love the OFFIX options that are available to everyone. OFFIX definitely makes it easier for people to get started.

> **Lior David** - **OFFIX** 3 days ago
>
> Thank you, Daniel! OFFIX aims to make business space affordable and flexible for everyone to start a business without the risk. We appreciate your comment because this is our mission to continue to provide this for more cities across the country!

Kamila C. 25 days ago

I rarely write reviews unless I am truly impressed or truly disappointed. I can tell you that in Chicagoland area there is nothing that can compare to offix. I hate driving to downtown and the fact that Offix has locations on the suburbs just make it a lot more convenient. Offix take care of every single detail so I could just open the door, sit down and focus on my work. Each room have a different vibe when you get in there you will know which one is yours. The management are very flexible and they were so happy to work with me and my needs. It's a brilliant concept make it so much easier for anyone start a business. Nothing like the old days you needed at least 30k to open your own business. This is revolution! Offix is making it easier for me and people like me that otherwise wouldn't stand a chance. I am thankful and definitely will recommend to my family and friends. 5/5 stars for sure.

> **Lior David** - **OFFIX** 3 days ago
>
> Thank you, Kamila for your kind review of OFFIX. We are so happy to have you a part of our community! Thank you for making OFFIX a great place to work.

Brett R. `SE OWNER` `13 INVESTMENTS` a month ago

Curious why you're organized as an LLC and tax partnership? Investors should be aware that they will receive a Schedule K-1 with income/loss from this entity reportable on their personal tax return, Form 1040. Further, state K-1s are likely necessary for every state Offix has rental properties in. Hence, making it likely that the investor will also need to file in those states. Can you confirm or correct?

> **Lior David** - **OFFIX** a month ago
>
> Offix-USA LLC was registered as an LLC but later made an election to be treated as a C-Corp for tax purposes.
> There is no K-1's for investors. With dividend and distribution payments, the investors will receive forms 1099-DIV

Andrew C. `8 INVESTMENTS` a month ago

How is this different than Wework, Industrious, etc?

> **Lior David** - **OFFIX** a month ago
>
> Hi Andrew. Great question! WeWork is a large co-working space whereas OFFIX is a boutique co-working space that is very local and unique to each location. While most coworking offices are downtown, OFFIX is located near your home for convenience. We offer space for all types of businesses for diversity and inclusion.

Marc G. `SE OWNER` `10 INVESTMENTS` a month ago

I like the mission and the videos...BUT in your main picture, right up top in the SE page,

EVERYONE IS WHITE (even the disembodied hands), despite your point that "90% of OFFIX's clients are people of color." Who okayed the ad agency's pictures??

Lior David **- OFFIX** a month ago
Hi Marc. Thank you for your feedback and you are absolutely right. We have notified Start Engine to use a better thumbnail that better represents the video images. We really appreciate your comment and visiting our page. Have a great evening!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The pandemic has increased the demand for private business space while decreasing the need for large commercial space. This window of opportunity enables Offix to grow beyond five Chicago locations. Since this 2019 inception during the pandemic, Offix has seen month over month revenue growth by 2021 office aims to have 15 branches in Illinois and Florida.

Next Offix plans to expand as small business solutions to a franchise and partnership model in every us city. The current state of the market allows investors to take advantage of all fixes current value today. Be a part of our success and invest today. Not tomorrow.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

_____

OFFIX-USA LLC

_____

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

Dated as of January 29 , 2021

THE COMPANY INTERESTS REPRESENTED BY UNITS UNDER THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER FEDERAL OR STATE SECURITIES LAWS. THESE INTERESTS MAY NOT BE SOLD OR ASSIGNED WITHOUT EFFECTIVE REGISTRATION UNDER SUCH LAWS OR AN EXEMPTION THEREFROM, AND COMPLIANCE WITH THE RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This amended and restated limited liability company agreement of OFFIX-USA LLC (the "Company") is entered into as of this 15th day of December, 2020 by the Members and defines the rights and obligations of the Members regarding the governance and operations of the Company.

The Company was formed by the filing of Articles of Organization in accordance with the Illinois Limited Liability Company Act, 805 ILCS 180/1-1 *et. seq.* as it may be amended from time to time (the "Act"). The terms of this agreement are controlling unless contrary to a provision of the Act that, by its terms, cannot be superseded. In the absence of applicable provisions in this agreement, the governance and operations of the Company shall be in accordance with the Act.

The Members now agree as follows.

ARTICLE I
ORGANIZATION OF THE COMPANY

1.1   Term; Purpose. The term of the Company commenced on the date of its formation and shall continue in existence until the Company is dissolved in accordance with the provisions of this agreement or the Act. The purpose of the Company is to (i) engage in any and all lawful business cvs, (ii) to do anything and all things permitted by the Act necessary or appropriate for the purposes set forth above. The Company shall possess and may exercise all powers and privileges granted by the Act, by any other law, or by this Agreement, including incidental powers thereto, to the extent that such powers and privileges are necessary, customary, convenient, or incidental to the attainment of the Company's purposes.

1.2   Principal Office. The "Principal Office" of the Company is 1200 N. Ashland Ave., Ste 500, Chicago, IL 60622 or such other location as the Managers may determine from time to time, and all business and activities of the Company shall be deemed to occur there.

1.3   Registered Agent and Office. The Company shall maintain a registered office and registered agent in accordance with the Act. The Company's registered office shall be 1200 N. Ashland Ave., Ste 500, Chicago, IL 60622 and the registered agent shall be Lior David. The registered office and registered agent may be changed from time to time by filing the address of the new registered office and/or the name of the new registered agent with the Office of the Secretary of State of the State of Illinois.

1.4   No State Law Partnership. The Members intend that the Company shall not be a partnership or joint venture for state law purposes, and no Member or Manager shall be considered a partner or joint venture of any other Member or Manager.

ARTICLE II
CAPITAL AND UNITS

2.1   Units Generally. Equity interests of the Company are expressed in fractional shares of the Company's net profits, net losses and distributions of the Company's assets under this agreement and the Act ("Units"). Schedule A (the "Ownership Schedule") lists all persons who own Units ("Unitholders"); all Unitholders shall be Members of the Company. The Ownership Schedule may be amended from time to time to reflect changes of ownership made in accordance with this Agreement. The total number of Units shall be 1,200,000.

ARTICLE III
MEMBERS

3.1   Action. For situations in which action of the Members (rather than of the Manager) is required by this Agreement or the Act, the affirmative vote of **all** Members (such Members, a "Unanimous Interest") shall be the act of the Members unless otherwise set forth in this agreement. Members may act at meetings or by signed written consents. Any matters for which the Act provides for action or approval by a specified percentage of the Members (a "Default Approval Provision") but permits a limited liability company's operating agreement to override the Default Approval Provision, are hereby subject to approval of those individuals holding a Simple Majority (51%) of the issued Units of the Company unless a different manner or margin of approval or consent is specifically set forth in this agreement. Members entitled to vote at any meeting may vote in person or by proxy at such meeting.

3.2   Meetings. Regular meetings of the Members are not required, but a meeting may be called by the Board of Managers. The Board of Managers shall provide the Members notice of the time and place of any meeting no less than seven (7) days in advance. A Member may be present at and participate in a meeting remotely by teleconferencing or similar technology. The presence of those individuals holding a Simple Majority (51%) of the issued Units of the Company shall constitute a quorum.

3.3   Miscellaneous.

(a) Members have no liability for the debts of the Company, unless the Member has assumed a debt in writing.

(b) No person acting as a Member has the authority to legally bind the Company.

3.4   Withdrawal. A Member shall be deemed to have withdrawn as a Member upon the occurrence of any of the following events (each a "Withdrawal Event"):

(a) For any Member that also is a party to an agreement for the provision of services with the Company, the termination **for cause** of such Agreement;

(b) At the discretion of the Board of Managers in the event of gross or willful negligence, engagement of fraud, or other actions/omissions by a Member which may jeopardize or otherwise damage the business reputation of the Company; or,

(c) A Member seeks or acquiesces in the appointment of a trustee or a receiver for its assets, makes an assignment for the benefit of creditors, files a voluntary petition of bankruptcy, is adjudged bankrupt or insolvent by a court, or has entered against it an order for relief in any bankruptcy or insolvency proceeding; or dissolution of the Member or liquidation of all or any substantial part of the Member's assets.

ARTICLE IV
MANAGEMENT

4.1   No Management by Members. The Members shall not manage and control the business and affairs of the Company, except for situations in which the approval of Members is required by non-waivable provisions of applicable law.

4.2   Authority of the Board of Managers.

(a)   The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of the Board of Managers and the Board of Managers may make all decisions and take all actions for the Company not otherwise provided for in this Agreement. All decisions by the Board of Managers shall be made on the basis of a simple majority except as stated in Section 4.4.

(b)   The Board of Managers may act by delegating power and authority to any Officer pursuant to Section 4.4.

(c)   Each Member acknowledges and agrees that the members of the Board of Managers shall not, as a result of being a member of the Board of Managers (as such), be bound to devote all of his business time to the affairs of the Company, and that he and his affiliates may continue to engage in other business ventures.

(d)   The Board of Managers shall consist of Lior David.

4.3   Officers. The Board of Managers may, in its sole discretion, appoint or remove individuals as officers of the Company (the "Officers"), who shall have the authority and responsibilities customarily associated with their titles or as the Board of Managers may specify. Each Officer shall hold office until his or her successor is appointed by the Board of Managers or until his or her earlier death, resignation or removal by the Board of Managers. A complete list of Officers is attached hereto as Schedule B.

4.4   Authority of Board of Manager. The Board of Managers shall be solely responsible for making all of the following decisions, and all such decisions shall be made on the basis of Unanimous approval of the Board of Managers:

(a)   Issuance of any new securities (including convertible notes) or the addition of any new Unitholder;

(b)   Borrowing money, guaranteeing indebtedness or other liabilities or issuing evidences of indebtedness on behalf of the Company;

(c)   Transfer, sell, lease, or otherwise encumber or mortgage any of the assets of the Company;

(d)   Merge or consolidate the Company with any other entity;

(e)   Assignment for the benefit of the Company's creditor(s);

(f)   Change to the business purposes of the Company or dissolution of the Company;

(g)   Effectuating any involuntary transfer pursuant to Section 7.b;

(h)   Hiring and firing of staff members (the direct authority will be given to the site manager at each location, but ultimate authority shall reside with the Board of Managers);

(i)   Establishing relationships with physicians, hospitals, and other facilities; and,

(j)   Modification of any salary paid to a Unitholder who is also an employee of the Company (to be determined by the **unanimous vote of the Board of Managers**).

ARTICLE V
CONTRIBUTIONS AND DISTRIBUTIONS

5.1   Capital Contributions. The Ownership Schedule sets forth contributions made to the Company's capital ("Capital Contributions"). Additional Capital Contributions, if the Board of Managers determines they are required for the reasonable needs of the business of Company, shall be mutually agreed upon between the Members.

5.2   Distributions. Subject to Section 5.3, the Board of Managers shall make distributions no later than thirty (30) days after the end of each fiscal quarter. The Company shall not make any distribution to Unitholders if the distribution would violate the law or any of the Company's agreements. All distributions shall be made to the Unitholders in proportion to their ownership of Units.

5.3   Limitations on Distributions. Distributions shall be limited as determined by the Board of Manager to accommodate certain legal tax positions or strategies as may be implemented by the Board of Managers from time to time (to be determined by the **unanimous vote of the entire Board of Managers**). Distributions shall only be made to the Members of the Company and may not be made to any other entity owned by the Members, any other entity owned by the majority owner of the Members, or to any other individual or entity affiliated with the Members or the majority owner of the Members.

5.4   Distributions in Kind. The Board of Managers may make distributions to the Unitholders in the form of property held by the Company.

5.5   Tax Distributions. The Company, may distribute cash to the Unitholders (a "Tax Distribution") sufficient to defray or cover the Unitholders' tax obligations arising from the income of the Company allocable to them. Any Tax Distributions shall be treated as advances on distributions under Section 5.2.

ARTICLE VI
ACCOUNTING AND TAX MATTERS

6.1   Capital Accounts. The Company shall establish and maintain for each Unitholder a separate capital account (a "Capital Account") on its books and records in accordance with the Tax Rules. Capital Accounts are maintained solely to allocate items of income, gain, loss and deduction among the Unitholders and shall have no effect on the amount of any distributions or other payments due to Unitholders. Except as stated herein, no Member, during the term of the Company or upon dissolution, shall be required to make Capital Contributions to restore a negative Capital Account.

6.2   Modifications. The provisions of this agreement relating to the maintenance of Capital Accounts are intended to comply with, and shall be interpreted and applied in a manner so as to be consistent with, the Tax Rules. If the Board of Managers determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed in order to comply with the Tax Rules, the Board of Managers may authorize these modifications.

6.3   Capital Account Allocations. The Company shall make allocations consistent with the "target" or "forced" capital account method, i.e., items of income, gain, loss and deduction shall be allocated among the Unitholders so that the Capital Account balance of each Unitholder

immediately after making an allocation is, as nearly as possible, equal to the amount of distributions that would be made to the Unitholder if the Company dissolved, wound up its affairs, liquidated its assets for book value and distributed the proceeds in accordance with <u>Section 10.3</u>. The Company shall attempt to achieve the target allocations, after giving effect to any special allocations and any other requirements of the Tax Rules, including those with respect to nonrecourse deductions, minimum gain, and qualified income offset.

6.4   <u>Tax Allocations</u>. Tax allocations shall follow Capital Account allocations, except that if any tax allocation is not permitted by the Tax Rules, the Company's subsequent income, gains, losses and deductions shall be allocated among the Unitholders for tax purposes, to the extent permitted by the Tax Rules, so as to reflect as nearly as possible the allocation set forth in this agreement for computing Capital Accounts.

6.5   <u>Tax Decisions</u>. The Company shall make any tax election, allocation or other decision that the Board of Managers deems reasonable and in the best interests of the Unitholders as a whole, consistent with the Tax Rules.

6.6   <u>Tax Returns</u>. The Company shall prepare and file all necessary federal and state income tax returns and provide the appropriate schedules and other documents to each person who was a Unitholder at any time during the Fiscal Year (the term "Fiscal Year" shall mean the calendar year commencing on January 1st and ending on December 31st), along with any other information with respect to the Company that may be necessary for the preparation of the person's federal, state and local income tax returns. Each Unitholder shall reasonably cooperate with the Company with regard to tax matters.

6.7   <u>Tax Matters Member</u>. A representative of the Board of Managers, as determined by the Board of Managers, shall also serve as the "<u>Tax Matters Member</u>" who shall serve as and have the responsibilities of the "tax matters partner" (as defined in the Code) for the Company. The Tax Matters Member shall exclusively represent the Company (at the Company's expense) in all examinations of the Company's affairs by governmental entities and any resulting proceedings. Each Member agrees to reasonably cooperate with the Tax Matters Member and agrees that any action taken by the Tax Matters Member in connection with audits of the Company shall be binding upon the Members.

ARTICLE VII
TRANSFER

7.1   <u>In General</u>. Units may not be Transferred except in compliance with this <u>Article VII</u>. Each Member agrees that a purported Transfer not in compliance with <u>Article VII</u> shall be of no force or effect, the Transfer shall not be recorded on the Company's books, and the purported transferee in any such Transfer shall not be treated (and the transferor shall continue be treated) as the owner of the Units for all purposes of this agreement. Any proposed transferee must be approved by the existing Members of the Company to be admitted as a Member.

7.2   <u>Involuntary Transfers</u>. In the event of a Member's withdrawal under <u>Section 3.4</u>, the Member ("Withdrawing Member" or "Transferor") shall relinquish all Units to the Company and the Company shall maintain such Units in its treasury.

7.3   <u>Voluntary Transfers</u>. If a Member (a "Transferor") intends to Transfer any Interests it owns to any Person other than the Company (a "Transferee"), it shall give written notice to the Company and the non-selling Members ("Remaining Members") of its intention to do so

("Transfer Notice"). The Transfer Notice, in addition to stating the Transferor's intention to Transfer its Interests, shall state (1) the number of Units it desires to Transfer; (2) the name, business, and residence address of the proposed Transferee; and (3) whether the Transfer is made at arm's length for full and valuable consideration and, if so, the amount of the consideration and the other terms of the sale. For thirty (30) days following the Company's receipt of the Transfer Notice (the "Company Option Period"), the Company shall have the option to purchase all of the Interests that are proposed to be transferred for the purchase price (and on the terms) set forth in the Transfer Notice and Section 7.4 below. Upon the expiration of the Company Option Period, the non-transferring Shareholders shall have ten (10) days ("Unitholder Option Period") the option to purchase all of the Interests, on a prorata basis consistent with their ownership of Units as compared to all other non-transferring Shareholders, that are proposed to be transferred for the purchase price (and on the terms) set forth in the Transfer Notice.

7.4   Conditions. As a condition to any Transfer permitted under this agreement or occurring by operation of law, in addition to any other condition the Board of Managers may impose, a Transferee:

(a) Must file with the Company a Joinder Agreement to be bound by all of the restrictions contained herein;

(b) Shall pay a reasonable transfer fee, determined by the Board of Managers, sufficient to cover all expenses incurred in connection with the transfer, subject to the Company's right to waive this fee in its sole discretion;

(c) The completion of all documents as may be reasonably requested by Company; and,

7.5   Effect of Transfer on Capital Contributions and Capital Accounts. Unless otherwise specified in documentation of Transfer provided to the Company, all Transfers shall be deemed to include a portion of the Transferring Member's total Capital Contributions, if any, that have not previously been returned to the Transferor under Section 5.2, equal to the percentage of the Transferor's Units being Transferred, *provided* that if a Transferor Transfers all of his or her Units, the Transfer will be deemed to include all of the transferor's Capital Contributions. The Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the transferred Units and transferred Capital Contributions.

7.6   Drag-along Sale.

(a) If the Company receives a bona fide offer to effectuate, in one transaction or a series of related transactions, a Change of Control (a "Drag-along Sale"), the Board of Managers may approve such Sale ("Dragging Members"), shall have the right, upon reasonable notice, to require that each Member sell his or her Units and take all other actions reasonably requested by the Company to facilitate the Drag-along sale, including, voting in favor of and raising no objections to the Drag-along Sale.

(b) Each Member hereby grants the Board of Managers a power of attorney to execute, on behalf of the Member, any documents necessary to consummate the Drag-along Sale in accordance with this Section 7.6 if the Member fails to execute documents within a reasonable time period specified by the Company. This power of attorney is coupled with an interest and shall be irrevocable.

7.7   General conditions of Drag-along Sales. All Members participating in a sale under Section 7.6 shall execute the same form of transaction documents, which shall include several but not joint representations and obligations, and shall not expose any Member to liabilities in excess of the Member's proceeds from the sale. The Members shall share in the fees and expenses of the sale pro-rata in accordance with their participation.

7.8   Closings and Payment of Purchase Price. The Closing of any sale and purchase of a Transferor's interest in the Company shall occur within thirty (30) days of the end of any Company Option Period, Unitholder Option Period, or any event causing a purchase obligation pursuant to Section 7.2. The payment of the Purchase Price shall be (i) as determined by an independent third-party valuation expert for a sale occurring pursuant to Section 7.2; (ii) as stated in the Transfer Notice for a sale occurring under Section 7.3; or, (ii) as determined by an independent third-party valuation expert for a sale occurring under Section 7.6. To the extent necessary, either the Company or the transferring Member may request (and be granted) an automatic thirty (30) day extension of any Closing Date.

ARTICLE VIII
COVENANTS

8.1   Confidentiality.

(a) Each Member agrees that he, she or it will not, during or after the term of this agreement, whether directly or indirectly, take commercial or proprietary advantage of or profit from any non-public information about the Company ("Confidential Information") or disclose Confidential Information to any person for any reason or purpose except in furtherance of the business of the Company. Each Member agrees to take all appropriate steps to safeguard Confidential Information and to protect it against disclosure, misuse, loss and theft. Confidential Information shall not include any information that becomes public through no fault of or action by the Member.

(b) A Member may disclose Confidential Information for the following limited purposes: (1) to the extent compelled by legal process, after providing sufficient notice to the Company so as to allow it to pursue legal remedies to protect the disclosure of Confidential Information, or (2) to the Member's legal representatives or tax preparers who need to know the Confidential Information and agree to be bound by confidentiality agreements no less protective the provisions of this Section 8.1 as if a Member.

8.2   Non-competition. Each Member understands and acknowledges that as long as he or she is the owner, or in control of, any of the Company's Units, the Member will not be employed, concerned, or financially interested, either directly or indirectly, in the same or a similar business operating in the State of Illinois.

ARTICLE IX
BOOKS & RECORDS

The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including at minimum, all books and records necessary to provide any information required to be provided under the Act.

ARTICLE X
DISSOLUTION AND LIQUIDATION

10.1   Events of Dissolution. The Company shall be dissolved and its affairs wound up, only upon the occurrence of any of the following events:

(1) An election to dissolve the Company as determined by the Board of Managers pursuant to Section 4.4;

(2) The sale, exchange, involuntary conversion, or other disposition of all or substantially all the assets of the Company; or

(3) Entry of a decree of judicial dissolution under the Act.

The death, incapacity or withdrawal of a Member, or the occurrence of any other event that terminates the continued membership of a Member in the Company, shall not cause a dissolution of the Company.

10.2   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 10.1 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 10.3 and the Articles of Organization cancelled as provided in Section 10.4.

10.3   Liquidation. If the Company is dissolved under Section 10.1, the Company shall be liquidated and its business and affairs wound up in accordance with the Act and the following provisions:

(a)   The Board of Managers, or, if the Board of Managers is unable to do so, a person selected by the Board of Managers, shall act as liquidator to wind up the Company (the "Liquidator"). The Liquidator shall (i) obtain an independent fair market valuation of the Company's property and assets and (ii) have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, and shall have no liability to the Company for the good-faith performance of his or her duties.

(b)   The Liquidator shall liquidate the assets of the Company and distribute the proceeds of liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

(1) First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation;

(2) Second, to the establishment of and additions to reserves that are determined to be reasonably necessary to satisfy future liabilities or obligations of the Company;

(3) Third, there shall be a distribution to the Members of an amount equal to the sum of any accrued Capital Contribution, increased by any other capital contributions made by the Members; and,

(4) Fourth, the balance, if any, of all distributions shall be made to the Members pro rata on the basis of the number of Units held by such Members.

10.4   Cancellation of Articles of Organization. Upon completion of the distribution of the assets of the Company as provided in Section 10.3(b) hereof, the Company shall be terminated and the Liquidator shall cause the cancellation of the Company's Illinois Articles of Organization and registrations of the Company as a foreign limited liability company in all other jurisdictions and shall take those other actions that may be necessary to terminate the existence of the Company.

10.5   Recourse for Claims. Each Member shall look solely to the assets of the Company for all distributions and shall have no recourse therefor (upon dissolution or otherwise) against the Board of Managers, the Liquidator or any other Member.

ARTICLE XI
EXCULPATION, INDEMNIFICATION AND RELEASE

11.1   Exculpation. No Officer or member of the Board of Managers shall be liable for any loss suffered by the Company, a Member or a Unitholder unless such loss is caused by such person's willful misconduct or knowing violation of law. Any Officer or member of the Board of Managers may consult with the Company's counsel and accountants, and provided such person acts in good faith reliance upon the advice or opinion of these persons, the Officer or member of the Board of Managers shall not be liable for any loss suffered by the Company, a Member or a Unitholder by virtue of the reliance thereon.

11.2   Indemnification. The Company hereby agrees to indemnify and defend any person (each an "Indemnified Person") to the fullest extent permitted under the Act (as it exists today or as it may be amended in the future to provide broader rights) against all expenses, liabilities and losses reasonably incurred or suffered by the Indemnified Person by reason of the fact that the person was a Member or was serving as a member of the Board of Managers, officer, employee or agent of the Company (collectively, "Losses"); *provided* that no Indemnified Person shall be indemnified for any Losses caused by willful misconduct or knowing violation of law. Expenses incurred by the Indemnified Person in defending a proceeding shall be paid by the Company in advance, upon receipt of an undertaking by or on behalf of the Indemnified Person to repay these expenses if it shall ultimately be determined that the Indemnified Person is not entitled to indemnification. The provisions of this section shall be a contract between the Company and each Indemnified Person. No subsequent amendment, modification or repeal of this section that adversely affects the rights of a Indemnified Person to indemnification for Losses incurred or relating to a state of facts existing prior to the amendment, modification or repeal shall apply in such a way as to eliminate or reduce the Indemnified Person's entitlement to indemnification for these Losses.

11.3   Survival. The provisions of this Article XI shall survive the dissolution, liquidation, winding up and termination of the Company.

11.4   Savings Clause. If any portion of this Article shall be invalidated on any ground by any court, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person to the fullest extent permitted by applicable law.

ARTICLE XII
DEFINITIONS

12.1   Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this section:

"Capital Contribution" means the amount of a person's contribution of cash and cash equivalents (at fair market value, as agreed by the person and the Company) of any contributed property.

"Change of Control" means: (1) any merger, consolidation, recapitalization or reorganization of the Company with or into an Independent Third Party (other than one in which the Unitholders of the Company prior to the transaction continue to own greater than 50 percent of the voting equity in the surviving entity or its parent); (2) a sale or disposition of all of the Company's Units to one or more Independent Third Parties, or (3) the sale of all or substantially all of the Company's assets to one or more Independent Third Parties.

"Code" means the Internal Revenue Code of 1986, as amended.

"Disability" means (i) a Member has been incapacitated by bodily injury, illness or disease so as to be prevented thereby from engaging in the performance of his or her duties (provided, however, that the Company acknowledges its obligations to provide reasonable accommodation to the extent required by applicable law); (ii) such total incapacity shall have continued for a period of six (6) consecutive months; and (iii) such incapacity will, in the opinion of a qualified physician, be permanent and continuous during the remainder of the Member's life.

"Divorce" means the execution by a Member of a property settlement agreement, or the entry of a final order of a court from which there is no further right of appeal, in respect of a divorce or dissolution of a marriage proceeding, the effect of which is to grant rights to all or any part of a Member's Units to the Member's spouse or another non-Member.

"Independent Third Party" means any person who, immediately prior to the contemplated transaction, (1) does not directly or indirectly own or have the right to acquire any Units, and (2) is not a Permitted Transferee of any person who directly or indirectly owns or has the right to acquire any Unit.

"Member" means each person signing this agreement and each person who subsequently is admitted as a member of the Company who each shall have the rights accorded to members in this agreement and under the Act.

"Person" (whether or not capitalized) may refer to a natural person or a legal entity.

"Tax Rules" means the Code and the Treasury Regulations.

"Transfer" means to transfer, encumber or similarly dispose of, directly or indirectly, any Units, or any interest (including a beneficial interest) in any Units (or to enter into a contract, option or other arrangement or understanding to do the same). "Transfer" when used as a noun shall have a correlative meaning.

"Treasury Regulations" means the final or temporary regulations issued by the United States Department of Treasury under its authority under the Code, and any successor regulations.

ARTICLE XIII
MISCELLANEOUS

13.1   Representations Concerning Individual Advice. The parties acknowledge and agree that (1) they have been advised that potential conflicts exist among their individual interests and that they should seek the advice of independent legal counsel to advise them regarding this agreement, and (2) they have received no advice from Company's Counsel about the tax

consequences of this agreement and that they have been advised to seek the advice of independent tax counsel.

13.2   Notices. All communications hereunder shall be in writing and shall be deemed to have been given (1) upon personal delivery to the party to be notified, (2) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written (including electronic) verification of receipt, or (3) on the fifth day after the date mailed by certified or registered mail, postage prepaid, return receipt requested. Communications must be sent to the Company at its Principal Office to the attention of "Legal," and to the other parties at the addresses set forth on the signature pages to this agreement or in a joinder agreement (or at such other address for a party as shall hereafter be specified in a notice given in accordance with this section).

13.3   Amendment. The Board of Managers, without the consent of any other Members, may amend any provision of or schedule to this Agreement upon the unanimous approval of the Board of Management.

13.4   Complete Agreement. This agreement is the entire understanding between the parties relating to the subject matter herein, superseding any prior agreements or understandings, written or verbal.

13.5   Severability. Whenever possible, each provision of this agreement shall be interpreted, consistent with its terms, in a manner so as to be effective and valid under applicable law. If any provision of this agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law in any jurisdiction, this holding shall not affect any other provision or any other jurisdiction, but rather, this agreement shall be reformed, construed and enforced in such jurisdiction as if the invalid, illegal or unenforceable provision had never been contained herein.

13.6   ***Waiver of Jury Trial.*** ***The parties acknowledge and agree that any controversy which may arise under this agreement is likely to involve complicated and difficult issues and, therefore, each party irrevocably and unconditionally waives any right it may have to a trial by jury in any legal action relating to this agreement.***

13.7   Remedies. Each party acknowledges that a breach or threatened breach of any of its obligations under this agreement might cause irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach of its obligations, each of the other parties shall, in addition to any and all other rights and remedies that may be available to them in respect of the breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court (without any requirement to post bond).

13.8   No Third-Party Beneficiaries. Except as otherwise set forth expressly in this agreement, this agreement is for the sole benefit of the parties and nothing in this agreement is intended to or shall confer upon any rights upon a person other than a party.

13.9   Expenses. Except as otherwise provided in this agreement, each party shall bear all of its own costs and expenses incurred in connection with this agreement.

13.10   Business Days. If any time period for giving notice or taking action hereunder expires on a day which is a Saturday, Sunday or public holiday in the state in which the Company's principal office is located, the time period shall be automatically extended to the business day immediately following such Saturday, Sunday or holiday.

13.11 Rules of Interpretation. (1) The word "includes" (in all grammatical forms) shall be interpreted as if it were followed by the phrase "without limitation"; (2) the headings provided in this agreement are for convenience only and do not affect the meaning of the text; (3) any reference to an agreement or a statute means that agreement or statute as duly amended; (4) the words "party" or "parties," when used alone, refer only to the named parties to this agreement; (5) any gender-specific pronoun references shall be read as if including both genders and the neuter, unless context specifically requires otherwise, and (6) all parties have been involved in the drafting of this agreement, therefore if an ambiguity or question of intent or interpretation arises, this agreement shall be construed without presumptions favoring any party.

13.12 Governing Law. This agreement shall be governed by and construed in accordance with the internal laws of the state of Illinois, without giving effect to any choice or conflict of law rule.

13.13 Venue and Jurisdiction. The parties irrevocably consent to the personal jurisdiction of the federal and state courts located closest to the Company's principal office and irrevocably waive, to the fullest extent permitted by law, any objection to venue based on inconvenient forum or otherwise. Service of process, summons, notice or other document as set forth in the notices section shall be effective service of process on a party for any suit, action or other proceeding brought in any such court.

13.14 Dispute Resolution. The Members shall negotiate in good faith to resolve any disputes arising out of this agreement for a period of no less than thirty (30) days (or such other period of time as may be agreed upon between the Parties). Thereafter, this Agreement shall be resolved by mediation with the costs of the mediator being borne equally by the Parties.

13.15 Counterparts. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy.

*   *   *

The Members have executed this agreement as of the date first set forth above.

COMPANY

OFFIX-USA LLC

By: Lior David
Its: Member & Member of the Board of Managers

MEMBERS

LIOR DAVID

Address: 121 W Chestnut St, Chicago, IL 60610

OFFICE COMPLEXES, LTD.

מתחמי משרדים בע"מ
OFFICE COMPLEXES LTD
ח.פ. 515974000

By: Lior David
Its: President

Address: Yaakov Freeman 20, Rishon Lezion, Israel 7535825

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SCHEDULE A
OWNERSHIP SCHEDULE

Member Name	Capital Contribution	Units	Ownership Percentage
Lior David	$50,000.00	500,000	50%
Office Complexes, Ltd.	$50,000.00	400,000	40%
RETAINED IN CORPORATE TREASURY		100,000	10%
TOTALS:	**$100,000.00**	**1,000,000**	**100%**

Last Updated: January 29 , 2021